ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 14, 2021	Keith MacLeod T: 617-951-7475 Keith.MacLeod@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Flexible Emerging Markets Income Fund

File Nos. 333-254586 and 811-23648

Dear Ms. Dubey:

Thank you for your letter, dated April 21, 2021 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of PIMCO Flexible Emerging Markets Income Fund (the “Fund”), which was filed with the SEC on March 22, 2021. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

Cover Page

1.

Comment: The Investment Objectives of the Fund are to seek to provide attractive risk-adjusted returns and current income. Please revise the investment objectives to emphasize seeking current income. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), no. 9. Please also disclose in plain English what the phrase “risk-adjusted returns” means.

Response: Regarding the primary nature of both investment objectives, the Fund respectfully declines to make any changes in response to this Comment. The Fund believes that its name is consistent with Section 35(d) of the Investment Company of 1940, as amended (the “1940 Act”), and Rule 35d-1 thereunder. The Fund notes that its name includes the word “Flexible” as well as “Income” and that the Prospectus explains the use of a “flexible allocation strategy” in order to seek “attractive risk-adjusted returns across multiple credit sectors.” The Fund therefore believes that it is appropriate to have as primary objectives seeking attractive risk-adjusted returns as well as current income.

Regarding plain-English disclosure of what the phrase “risk-adjusted returns” means, the Fund refers to the disclosure in “Investment selection strategies” under “Portfolio Management Strategies,” which connects the risk-adjusted nature of the Fund’s returns to the credit quality analysis, duration management and other risk management techniques to be employed by PIMCO:

PIMCO utilizes strategies that focus on credit quality analysis, duration management and other risk management techniques. PIMCO attempts to identify, through fundamental research driven by independent credit analysis and proprietary analytical tools, debt obligations and other income-producing securities that provide positive risk-adjusted returns based on its analysis of the issuer’s credit characteristics and the position of the security in the issuer’s capital structure.

The Fund also notes that it is aware of other registered investment companies that seek “risk-adjusted returns” as part of their disclosed investment objectives.

2.

Comment: The last sentence under “Investment Strategy” states that it is expected that the Fund normally will have a short to longer average portfolio duration (i.e., within a zero to 12 year range), as calculated by the Investment Manager, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. Inasmuch as this disclosure sets forth a flexible, open-ended duration policy, please revise this sentence to state that the Fund has no targeted average portfolio duration and, if accurate, that it can range widely from zero to 12 years or more.

Response: The Fund will revise the noted disclosure as follows:

The Fund has no targeted average portfolio duration and the Fund’s average portfolio duration may vary significantly depending on market conditions and other factors. It is expected that the Fund normally will have a short to longer average portfolio duration (i.e., within a zero to 12 year range), as calculated by the Investment Manager, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors.

3.

Comment: The fourth sentence under “Portfolio Contents” states that “[w]ithin the limits of the foregoing 80% policy”, the Fund may invest in instruments tied economically to the United States or other developed markets and equity securities. Please clarify the disclosure to indicate that these investments will be excluded from the 80% policy.

Response: The Fund will revise the disclosure as follows:

~~Within the limits of the foregoing 80% policy, t~~The Fund may invest up to 20% of its net assets (plus any borrowings for investment purposes) in instruments that are tied economically to the United States or other developed markets ~~and~~ . The Fund may invest without limit in equity securities, including common stocks, common shares of other investment companies, such as open-end or closed-end management investment companies and exchange-traded funds, shares of real estate investment trusts and preferred stock.

4.

Comment: The second paragraph under “Portfolio Contents” describes how PIMCO identifies countries as emerging market countries and provides a non-exhaustive list of examples of how the Fund may consider a country to be an emerging market country. Please disclose the specific criteria PIMCO will use to identify emerging market countries for purposes of the Fund’s policy to invest at least 80% of its assets in instruments that are tied economically to emerging market countries. See Rule 35d-1(a)(3)(ii) under the Investment Company Act of 1940 (“1940 Act”).

Response: The Fund will revise the noted second paragraph as follows:

PIMCO has broad discretion to identify countries that it considers to qualify as “emerging markets.” In exercising such discretion, PIMCO identifies countries as emerging markets consistent with the Fund’s investment objectives. For example, the Fund ~~may~~ will generally consider a country to be an emerging market country based on a number of factors including, but not limited to, if the country is classified as an emerging or developing economy by any supranational organization such as the World Bank or the United Nations, or related entities, or if the country is considered an emerging market country for purposes of constructing emerging markets indices.

Additionally, the Fund respectfully notes that, while it intends to focus on emerging market investments, it does not intend to focus on a certain country or countries or a geographic region. Therefore, to the extent that Rule 35d-1 applies to the Fund, the Fund believes that Rule 35d-1(a)(2) and not Rule 35d-1(a)(3) would be the relevant provision. Accordingly, no requirement to disclose specific criteria used by the Fund to select investment in a particular country or countries or geographic region applies to the Fund.

5.

Comment: The third paragraph under “Portfolio Contents” sets forth the criteria used by PIMCO to determine whether an instrument is economically tied to an emerging market country. Please consider removing such disclosure from the Prospectus cover page as it is very detailed.

Response: The Fund will remove the cited disclosure from the Prospectus cover page.

6.

Comment: The first sentence of the sixth paragraph under “Portfolio Contents” states that the Fund may invest through Subsidiaries in Alt Lending ABS. Please respond to the following comments with respect to the Subsidiaries.

a.	Disclose any of a Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

Response: The Fund believes that the current disclosure indicates that the principal investment strategies and principal risks of any of its Subsidiaries will be the same as the principal investment strategies and risks that are disclosed. The Fund refers to the following disclosure (emphasis added):

The Fund may make investments in debt instruments and other securities directly or through one or more Subsidiaries. . . . References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure. The allocation of the Fund’s portfolio in a Subsidiary will vary over time and might not always include all of the different types of investments described herein. The Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage (Section 18) and affiliated transactions and custody (Section 17). In addition, PIMCO and the Fund’s Board of Trustees will comply with the provisions of Section 15 of the 1940 Act with respect to a Subsidiary’s investment advisory contract.

b.	Confirm to us that the financial statements of each wholly-owned Subsidiary will be consolidated with those of the Fund.

Response: The Fund confirms that it will consolidate the financial statements of a wholly-owned Subsidiary to the extent permissible under SEC rules and applicable accounting rules. In the case of a wholly-owned Subsidiary that is a Securitized Vehicle, please see the responses to Comments #20 and #21.f below.

c.	Confirm to us that the investment advisory contract between a Subsidiary and its investment adviser will be filed as an exhibit to the registration statement.

Response: The Fund confirms that the form of any such investment advisory contract will be filed as an exhibit to the Registration Statement.

d.

Confirm to us that (a) a Subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table and a Subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table; (b) if a Subsidiary is not organized in the U.S., the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: With respect to (a), the Fund confirms that each Subsidiary’s management fee (including any performance fee), if any, and each Subsidiary’s expenses will be presented in the Fund’s Prospectus fee table in a manner consistent with the requirements set forth in Form N-2. However, the Fund also notes that, under the investment advisory contract between any Subsidiary and PIMCO, PIMCO will not receive any compensation for the services it renders thereunder.

With respect to (b), the Fund confirms with respect to any non-U.S. Subsidiary that either the Subsidiary will have a third-party designated agent for service of process in the United States or the Fund (as the sole managing member of the Subsidiary) will constitute the Subsidiary’s U.S. agent for service.

With respect to (c), the Fund confirms that it will agree to a Staff request to inspect its Subsidiaries’ books and records to the same effect as if they were books and records of the Fund itself, and will maintain such books and records in accordance with Section 31 of the 1940 Act.

7.

Comment: The first sentence under “Leverage” identifies, among other things, credit default swaps that the Fund will use to add leverage to its portfolio. The second sentence under “Leverage” states that the Fund may also enter into transactions other than those noted above that may give rise to a form of leverage, including credit default swaps. Please revise the disclosure to identify credit default swaps only once in these two sentences. Also, please disclose if the Fund will sell credit default swaps and the corresponding risks of doing so.

Response: The Fund will revise the noted disclosure as follows:

The Fund currently intends, subject to favorable market conditions, to add leverage to its portfolio by utilizing reverse repurchase agreements, selling credit default swaps, ~~dollar rolls~~ or entering into borrowings, such as through bank loans or commercial paper and/or other credit facilities, such that the leverage initially obtained represents approximately 33% of the Fund’s total assets (including the amounts of leverage obtained through the use of such instruments) (i.e., leverage representing approximately 50% of the Fund’s net assets attributable to Common Shares). The Fund may also enter into transactions other than those noted above that may give rise to a form of leverage including, among others, futures and forward contracts (including foreign currency exchange contracts), ~~credit default swaps~~ total return swaps and other derivative transactions, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions.

Regarding the corresponding risks of selling credit default swaps, the Fund respectfully refers to the relevant disclosure under “Credit Default Swaps Risk.”

Prospectus Summary — The Offering (pages 1 – 2)

8.

Comment: The third to last sentence of this section states that the Fund reserves the right to reject a purchase order for any reason. Please disclose the circumstances in which the Fund would reject a purchase order. We may have additional comments after reviewing your response.

Response: The Fund refers to the additional detail concerning this topic that is provided on page 125 of the Prospectus under “Purchasing Shares”:

The Fund and the Distributor each reserves the right, in its sole discretion, to suspend the offering of shares of the Fund or to reject any purchase order, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Fund.

The Fund also notes that a registered investment company is under no obligation under the 1940 Act to accept a purchase order and has the right under the 1940 Act to determine, in its discretion, whether to accept or reject a purchase order.

Prospectus Summary — Portfolio Management Strategies (pages 3 – 6)

9.

Comment: The fourth sentence on page 3 states that PIMCO may choose to focus on particular countries or emerging market regions or industries and sectors at any time and from time to time. If the Fund will be focused on particular countries, regions, industries or sectors at launch, please disclose the specific risks of those countries, regions, industries or sectors in the Principal Risks of the Fund section.

Response: The Fund does not expect to be focused on any particular countries, regions, industries or sectors at launch.

10.

Comment: The paragraph on pages 4 and 5 identifies the debt instruments in which the Fund may invest. Please review this paragraph and limit the disclosure to only the types of investments in which the Fund will principally invest. Please move disclosure of any non-principal investments to a separate section outside of the Prospectus Summary. See Instruction to Item 3.2. of Form N-2 (stating that the synopsis should provide a “clear and concise [emphasis added]” description of the key features of the offering and the Fund, with cross-references to relevant disclosure elsewhere in the Prospectus or Statement of Additional Information). See also Item 8.2.b.(1) of Form N-2; Item 8.4. of Form N-2 and Instruction a. thereto; ADI 2019- 08 – Improving Principal Risks Disclosure (at text preceding footnote 7).

Response: The Fund confirms that the above-referenced disclosure includes only the types of investments in which the Fund may principally invest. As disclosed in the Fund’s principal investment strategies, the Fund utilizes a flexible asset allocation strategy among multiple public and private credit sectors in the emerging market credit markets. Accordingly, the Fund has the flexibility to allocate its assets among a variety of corporate debt, mortgage-related and other consumer-related instruments, collateralized debt obligations, government, sovereign and quasi-sovereign debt and other fixed-, variable- and floating-rate income-producing securities, from time to time and as market conditions change.

11.

Comment: The second full paragraph on page 5 sets forth numerous, multi-layered criteria used by PIMCO to determine whether an instrument is economically tied to an emerging market country. Please revise the disclosure in plain English to provide a clear, objective discussion of how the Fund determines that an instrument is economically tied to an emerging market country.

Response: The Fund has reviewed the cited disclosure and believes that its level of detail is appropriate. Additionally, the Fund respectfully notes that, while it intends to focus on emerging market investments, it does not intend to focus on a certain country or countries or a geographic region. Therefore, to the extent that Rule 35d-1 applies to the Fund, the Fund believes that Rule 35d-1(a)(2) and not Rule 35d-1(a)(3) would be the relevant provision. Accordingly, no requirement to disclose specific criteria used by the Fund to select investment in a particular country or countries or geographic region applies to the Fund.

12.	Comment: Please explain to us how the following are appropriate criteria for determining whether an instrument is tied economically to an emerging market country:

a.	the currency of settlement of a security is a currency of an emerging market country; and

b.	with respect to derivative instruments, the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies).

Please also explain to us how the “country of risk” criteria applied to an issuer or an issuer’s ultimate parent indicate that a security is economically tied to an emerging market country. See Rule 35d-1(a)(3)(i).

Response: The Fund respectfully notes its responses to Comments #4 and #11 above. Also, assuming the application of the economically tied test of Rule 35d-1(a)(3)(i), the SEC release adopting Rule 35d-1 provides that, in order for an investment to be “economically tied” to a particular country or region, such an investment must expose the fund’s assets to “the economic fortunes and risks of the country or region indicated in the company’s name.”1 This approach was designed to provide funds with greater flexibility than the policy initially suggested in the proposing release, which would have required funds to invest in securities that met one of three specified criteria. The Fund uses the cited criteria, as well as others, as factors in determining whether an investment will expose the Fund’s assets to the economic fortunes and risks of an emerging market.

13.

Comment: The fourth sentence on page 6 states that the Fund’s investments in, origination of and/or securitization of loans may also be limited by the Fund’s intention to qualify as a regulated investment company. Please clarify the disclosure to indicate what limitations the sentence refers (e.g., Subchapter M of the Internal Revenue Code).

1 See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001).

Response: The Fund will revise the disclosure as follows:

The Fund’s investments in, origination of and/or securitization of loans may also be limited by the requirements the Fund intends to observe under Subchapter M of the Internal Revenue Code of 1986 as amended (the “Code”) in order ~~Fund’s intention~~ to qualify as a regulated investment company.

14.

Comment: The last sentence of the second full paragraph on page 6 states that the Fund may engage in short sales. Please confirm whether the Fund intends to use short sales and, if so, please include an estimate of dividend and interest expense on short sales in the fee table. Alternatively, please confirm to us that the Fund has no current intention to engage in short sales (i.e., the Fund will not engage in short sales within one year of the effective date of the registration statement).

Response: The Fund confirms that it may use short sales and, to the extent the Fund anticipates engaging in short sales during its first year, an estimate of the interest and dividend expenses to be paid on such transactions will be reflected in the fee table in accordance with Form N-2.

15.

Comment: The first sentence of the third full paragraph on page 6 states that the Fund may invest in other investment companies. Please confirm that, if necessary, the expenses of such investments will be reflected in a separate Acquired Fund Fees and Expenses line item in the fee table. See Instruction 10 to Item 3.1 of Form N-2.

Response: The Fund confirms that, if necessary, the expenses of such investments will be reflected in a separate Acquired Fund Fees and Expenses line item in the fee table.

Prospectus Summary — Distributor, Custodian and Transfer Agent (page 9)

16.	Comment: The second sentence of this section will identify the Fund’s primary custodian. Please also identify the custodian of any wholly-owned Subsidiary.

Response: The Fund confirms that it will include disclosure regarding the identity of any entity that serves as a custodian of any wholly-owned Subsidiary once such information becomes available.

Prospectus Summary — Principal Risks of the Fund (pages 10 – 39)

17.

Comment: This section of the Prospectus Summary is approximately 29 pages. The Principal Risks of the Fund section of the Prospectus is approximately 33 pages. Please summarize the disclosure of the Fund’s principal risks in this section of the Prospectus Summary. See Instruction to Item 3.2. of Form N-2

Response: The Fund believes that the disclosure of the Fund’s principal risks in the Prospectus Summary provides an appropriate summary and is helpful to convey the nature of the risks that come with the Fund’s disclosed “flexible asset allocation strategy.”

Prospectus Summary — Principal Risks of the Fund — Foreign (non-U.S.) Investment Risk (pages 16 – 17)

18.

Comment: Disclosure on pages 16 and 17 describes the risks of investments in China and Russia. If investing in China and Russia are principal strategies of the Fund, please identify such investments in the Fund’s Investment Objectives and Strategies section of the Prospectus Summary or explain to us why doing so is not appropriate.

Response: The Fund has included this disclosure to identify risks that may be material to the Fund rather than to indicate an expectation of a certain geographic focus at launch. In this regard, the Fund believes that this disclosure is consistent with the observations of the Staff in ADI 2020-11, Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets, that “funds investing in emerging markets should consider whether they have adequate risk disclosure about the unique risks and uncertainties that companies with significant operations in emerging markets often face.”

Prospectus Summary — Securitization Risk (pages 25 – 26)

19.

Comment: The first sentence of this risk factor states that the Fund may securitize its assets, including loans it has originated, through a Securitized Vehicle, such as a wholly-owned subsidiary, which is established solely for the purpose of holding such assets. In the Investment Objectives and Strategy section, please disclose in greater detail how the Fund may securitize assets, including the types of assets it may securitize, the types of vehicles the Fund will use to do so (including whether or not all such vehicles will be wholly-owned subsidiaries of the Fund), the types of securities the vehicles will issue (e.g., debt, equity), how the vehicles will issue securities (e.g., in private placements), and what recourse debt holders will have against the Fund’s assets. We may have more comments after reviewing your response.

Response: The Fund will add the following disclosure to the Investment Objectives and Strategy section:

The Fund may invest in, originate and/or securitize loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. The Fund may invest in, originate and/or securitize loans to corporations and/or other legal entities and individuals, including foreign (non-U.S.) and emerging market entities and individuals. Such borrowers may have credit ratings that are determined by one or more nationally recognized statistical rating organizations (“NRSROs”) or PIMCO to be below investment grade. The loans the Fund invests in, originates and/or securitizes may vary in maturity and/or duration. The Fund is not limited in the amount, size or type of loans it may invest in, originate and/or securitize, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law. The Fund’s investments in, origination of and/or securitization of loans may also be limited by the requirements the Fund intends to observe under Subchapter M of the Internal Revenue Code of 1986 as amended (the “Code”) in order to qualify as a regulated investment company.

The Fund uses the term “securitize” to describe a strategy under which a company (sometimes referred to as an “originator” or “sponsor”) transfers income-producing assets to a single-purpose, bankruptcy-remote subsidiary (also referred to as a “special purpose entity” or “SPE”), which is established solely for the purpose of holding such assets and entering into a structured finance transaction. The SPE then issues notes secured by such assets. The SPE may issue the notes in the capital markets either publicly or privately to a variety of investors. There may be a single class of notes or multiple classes of notes, the most senior of which carries less credit risk and the most junior of which may carry substantially the same credit risk as the equity of the SPE. The Fund would expect to retain all or a portion of the equity in the SPE.

20.

Comment: Please explain to us whether the sale of interests by a securitized vehicle involves the issuance of a senior security by the Fund. If so, please explain to us how this issuance would comply with Sections 18(a)(1) and 18(c) of the 1940 Act. We may have more comments after reviewing your response.

Response: Section 18 of the 1940 Act places certain restrictions on a registered closed-end investment company’s ability to issue senior securities. Section 18 defines a “senior security” as “any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” Accordingly, an obligation of a securitized vehicle should be treated as a senior security issued by the Fund if such obligation is also treated as an obligation of the Fund. The Fund believes that it would be appropriate to treat senior securities issued by a wholly-owned subsidiary of a registered investment company as a senior security of the parent fund where the subsidiary’s financials statements are consolidated with those of the parent fund and, therefore, the obligation/liability is included as a liability on the parent fund’s consolidated financial statements. With respect to senior securities issued by a securitized vehicle that is such a consolidated wholly-owned subsidiary of the Fund, the Fund will comply with Sections 18(a)(1) and 18(c) of the 1940 Act.

In contrast, if (i) the financial statements of a securitized vehicle are not consolidated with the Fund’s financial statements2 and (ii) any debt issued by any such securitized vehicle is the sole obligation of the securitized vehicle, without any recourse to the Fund’s assets, the Fund believes it is not appropriate to view such indebtedness as a senior security issued by the Fund for purposes of Section 18 of the 1940 Act, as the Fund would not have any obligation with respect to such non-recourse debt. In such circumstances, if the cash flow generated by any instrument securing the debt is insufficient to pay principal and interest on the debt, a default could occur, ultimately resulting in foreclosure of any such security instrument securing the debt and a complete loss of the investment. As with losses with

2 See the response to Comment 21.f below, which describes the circumstances under which the Fund expects to consolidate its interest in any securitized vehicle.

respect to any other portfolio investment made by the Fund, such loss may adversely affect the Fund’s investment performance. The non-recourse nature of such loss, however, does not impose an obligation on the Fund to repay the borrowing. Accordingly, the Fund does not view such investments as senior securities issued by the Fund for purposes of Section 18 of the 1940 Act.

21.	Comment: Please respond to the following comments with respect to any Securitized Vehicles that are wholly-owned subsidiaries of the Fund.

a.

Disclose that each collateral manager to the Securitized Vehicle will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that the management agreement between the Securitized Vehicle and the manager will be filed as an exhibit to the registration statement. Please also confirm that the collateral manager will be identified as an investment adviser to the Fund. See Item 9.1.(b) of Form N-2.

Response: The Fund respectfully notes that Form N-2 Item 25(g), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of the registrant’s assets, which would include the Fund’s interests in a Securitized Vehicle, but does not require the filing of an investment advisory contract of a subsidiary of the registrant to which the registrant is not a party. Furthermore, the Fund notes that, should a Securitized Vehicle have a collateral management agreement, it would not be a traditional investment advisory contract. However, the Fund will consider whether any Securitized Vehicle-level service provider contract falls within the meaning of “other Material Contracts” set forth in Form N-2 Item 28(k) and will file such a contract if the contract is deemed to be material to the Fund.

b.	Please identify the custodian for the Securitized Vehicle.

Response: The custodian(s) of the Securitized Vehicles has not yet been determined. The Fund confirms that it will disclose, in the “Distributor, Custodian and Transfer Agent” section of the Prospectus, the custodian for each Securitized Vehicle that is a wholly-owned subsidiary of the Fund once such information becomes available.

c.

Disclose any of the Securitized Vehicles’ principal strategies or risks that constitute principal strategies or risks of the Fund. The principal strategies and risks of the Fund should reflect aggregate operations of the Fund and the Securitized Vehicle.

Response: The Fund believes that the current disclosure indicates that the principal investment strategies and principal risks of any Securitized Vehicle that is a wholly-owned subsidiary of the Fund will be the same as the principal investment strategies and risks that are disclosed. Please see the response to Comment #6.a above.

d.

Confirm to us that the management fee (including any performance fees) paid to any collateral manager of the Securitized Vehicle will be included in the Management Fee line item in the fee table and the other expenses of the Securitized Vehicle will be included in the Other Expenses line item in the fee table.

Response: The Fund confirms that the management fee (including any performance fees), if any, paid to any collateral manager of a Securitized Vehicle that is a wholly-owned subsidiary of the Fund will be included in the Management Fee line item in the fee table and the other expenses of such a Securitized Vehicle will be included in the Other Expenses line item in the fee table.

e.

Confirm to us that the Securitized Vehicles will be organized in the United States. Alternatively, confirm to us that the Securitized Vehicle and any board of directors it has will agree to designate an agent for service of process in the United States and the Securitized Vehicle and any board of directors will agree to inspection by the Staff of the Securitized Vehicle’s books and records. Confirm to us that these books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund has not yet determined the jurisdiction of organization of any Securitized Vehicle. In the event that a Securitized Vehicle that is a wholly-owned subsidiary of the Fund is organized in a jurisdiction other than the United States, the Fund confirms that such Securitized Vehicle will designate an agent for service of process in the United States and will agree to be subject to inspection of its books and records by the Staff. While the Fund confirms that, with respect to a Securitized Vehicle that is a wholly-owned subsidiary of the Fund, it will agree to a Staff request to inspect the Securitized Vehicle’s books and records to the same effect as if they were books and records of the Fund itself, no Securitized Vehicle will be a registered investment company. Accordingly, a Securitized Vehicle is not required to maintain its books and records in accordance with Section 31 of the 1940 Act and the rules thereunder.

f.	Confirm to us that the financial statements of the Securitized Vehicles will be consolidated with those of the Fund.

Response: The financial statements of a Securitized Vehicle will not be consolidated with those of the Fund in all circumstances. The Fund refers to the disclosure below under “Securitization Risk” that explains the circumstances under which the financial statements of a Securitized Vehicle will be consolidated with those of the Fund:

The Fund may also engage in transactions utilizing Securitized Vehicles and securitization techniques where the assets sold or contributed to the Securitized Vehicle remain on the Fund’s balance sheet for accounting purposes. If, for example, the Fund sells the assets to the Securitized Vehicle with recourse or provides a guarantee or other credit support to the Securitized Vehicle, the Securitized Vehicle’s assets will remain on the Fund’s balance sheet. Consolidation would also generally result if the Fund determines that consolidation would result in a more accurate reflection of its assets, liabilities and results of operations.

Prospectus Summary — Principal Risks of the Fund — Market Disruptions Risk (page 37)

22.

Comment: This risk factor describes risks associated with global market developments and disruptions, including those arising from public health emergencies, and the possible impact on the Fund. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events may affect the Fund and its investments and investment process. If you believe that no additional disclosure is warranted, please explain to us why not.

Response: The Fund believes that the Fund’s disclosures already reflect how these events may affect the Fund and its investments and investment process. However, the Fund will add the following additional disclosure to the relevant portion of that section:

Market Disruptions Risk

The Fund is subject to investment and operational risks associated with financial, economic and other global market developments and disruptions, including those arising from war, terrorism, market manipulation, government interventions, defaults and shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and natural/environmental disasters, which can all negatively impact the securities markets, the value of an investment in the Fund, its distributions and its returns. These events can also impair the technology and other operational systems upon which the Fund’s service providers, including PIMCO as the Fund’s investment adviser, rely, and could otherwise disrupt the Fund’s service providers’ ability to fulfill their obligations to the Fund.

Summary of Fund Expenses (pages 40 – 41)

23.

Comment: In footnote 4 to the fee table, please disclose the period for which the contractual waiver is expected to continue, including the expected termination date and briefly describe who can terminate the waiver contract and under what circumstances.

Response: The Fund will revise footnote 4 to the fee table and other corresponding disclosure as follows:

PIMCO has contractually agreed, through ~~[ ]~~one year from the effective date of this Registration Statement, to waive its management fee, or reimburse the Fund, to the extent that organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustees’ fees (the “Specified Expenses”) exceed [0.07]% of the Fund’s net assets (the “Expense ~~Limit~~Limitation Agreement”). Under ~~an~~the Expense Limitation Agreement, if, in any month in which the investment management agreement is in effect, the estimated annualized

Specified Expenses for that month are less than the Expense Limit, PIMCO is entitled to reimbursement by the Fund of any portion of the management fee waived or reduced as set forth above (the “Reimbursement Amount”) during the previous thirty-six months, provided that such amount paid to PIMCO will not (1) together with ~~any recoupment of organizational expenses and pro rata trustee fees or management fees exceed [ ]% of average net assets~~the annualized Specified Expenses exceed, for such month, the Expense Limit; (2) exceed the total Reimbursement Amount; or (3) include any amounts previously reimbursed to PIMCO. For the avoidance of doubt, any reimbursement of PIMCO’s management fee pursuant to the Expense Limitation Agreement plus any recoupment of ~~organizational~~Specified Expenses ~~and pro rata Trustees’ fees~~ will not exceed the lesser of (i) the expense limit in effect at the time of waiver or reimbursement and (ii) the expense limit in effect at the time of recoupment. This Expense Limitation Agreement shall remain in effect for one year from the effective date of this Registration Statement. Thereafter, this Expense Limitation Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Fund at least 30 days prior to the end of the then-current term. In addition, this Expense Limitation Agreement shall terminate upon termination of the Fund’s investment management agreement, or it may be terminated by the Fund upon 90 days’ prior written notice to PIMCO.

Portfolio Contents and Other Information — Leverage (pages 77 – 79)

24.

Comment: The second to last sentence on page 77 states that the Fund may determine to issue preferred shares. Please confirm whether the Fund intends to issue preferred shares and, if so, please (i) include an estimate of the costs of issuing and maintaining preferred shares in the fee table and (ii) disclose the risks to shareholders in the event of a preferred shares offering. Alternatively, please confirm that the Fund has no current intention to issue preferred shares (i.e., the Fund will not issue preferred shares within one year of the effective date of the registration statement).

Response: The Fund confirms that it has no current intention to issue preferred shares.

Sales Charge – Class A-2 and Class A-4 Common Shares (pages 125 – 129)

25.

Comment: The first sentence on page 128, under “Sales at Net Asset Value” states that Class A-2 and A-4 Common Shares may be sold at NAV without an initial sales charge to certain types of accounts or account holders including, among others, “purchases made through . . . certain types of group omnibus plans sponsored by employers, professional or charitable organizations”. Please describe this class of purchases with greater specificity. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto.

Response: The Fund notes that this class of purchases is described with greater specificity in “Sales at Net Asset Value” under “Sales Charge – Class A-2 and Class A-4 Common Shares” in the Statement of Additional Information:

“(iii) trustees or other fiduciaries purchasing shares through certain group omnibus plans (such as 401(k), 403(b), Health Savings Accounts, 457, Profit Sharing/Keogh, Money Purchase Pension and Defined Benefit; not including individual participant directed accounts (i.e., accounts listed in the Fund’s records as for the benefit of a named individual), SEP-IRAs, SIMPLE IRAs, SARSEP IRAs and 403(b)7 custodial accounts) sponsored by employers, professional organizations or associations, or charitable organizations that qualify for 501(c)(3) status under the Internal Revenue Code;”

The Fund notes that Item 12(a)(2) requires that the Fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” In adopting this disclosure requirement, the SEC stressed the importance of brevity in disclosing this information, stating that “disclosure regarding breakpoints [and waivers] be brief in order to avoid overwhelming investors with excessively detailed information” and that this form requirement “strike[s] an appropriate balance between providing enhanced disclosure regarding breakpoint discounts [and waivers] and not overwhelming investors with information.”3 The Fund believes that its disclosure is appropriately responsive to this disclosure requirement by describing the individuals and transactions to which the listed sales load waivers apply and listing each applicable waiver for front-end sales loads. The Fund’s disclosure in this regard is informed by the SEC’s intent in requiring that this information be briefly described.

Sales Charge – How EWCs will be Calculated (pages 128 – 129)

26.

Comment: This first sentence of this section states that an EWC is imposed on repurchases of Class A-2 and Class A-4 Common Shares “on the amount of the repurchase which causes the current value of your account for the particular class of Common Shares of the Fund to fall below the total dollar amount of your purchase payments subject to the EWC.” Please clarify the quoted disclosure in this sentence.

Response: The Fund will revise the disclosure as follows:

An EWC is imposed on repurchases of Class A-2 and Class A-4 Common Shares on the amount of the repurchase which causes the current value of your account for the particular class of Common Shares of the Fund to fall below the total dollar amount of your purchase payments on which you paid no initial sales charge as a result of reaching a breakpoint on the initial purchase and have not been held 12 months~~subject to the EWC~~.

Sales Charge – Reductions and Waivers of Initial Sales Charges and EWCs (page 129)

27.

Comment: The first sentence of the second paragraph of this section states that EWCs may be reduced or waived for repurchases where the shareholder can demonstrate hardship and there will be minimal cost borne by the Distributor associated with the repurchase. Please disclose with greater specificity the circumstance in which a hardship would be demonstrated and the repurchase will result in minimal cost borne by the Distributor. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto.

3 See Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 14, 2004).

Response: The Fund notes that, as disclosed, whether hardship has been demonstrated and the determination that there would be minimal cost associated with the repurchase each “shall be determined in the sole discretion of the Distributor.”

Shares Purchased or Held Through Financial Intermediaries (page 130)

28.

Comment: The first sentence of this section states that the availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. Please disclose sales charge waivers and discounts made available through specific financial intermediaries. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto; IM Guidance Update 2016-06, at text preceding and following footnote 5.

Response: The Fund confirms that it will not offer shares through any financial intermediary pursuant to intermediary-specific sales charge waivers, discounts and/or breakpoints required to be disclosed unless and until the Fund files (either through a filing pursuant to Rule 424 under the Securities Act or an amendment to the Fund’s Registration Statement on Form N-2) an appendix to the Prospectus that contains all information the Fund understands to be required under Form N-2 and applicable rules, regulations and Staff guidance.

Net Asset Value (pages 135 – 137)

29.

Comment: The second sentence of the second paragraph on page 136 states that whole loans, including those originated by the Fund, generally are fair valued. Please confirm that the Fund will update underlying valuation data with respect to each individual loan that it holds at least as often as it calculates its NAV. Also, please disclose that originated loans will be valued on an individual loan level, fair valuation will be performed using inputs that incorporate borrower level data which is updated as often as the Fund’s NAV is calculated and the type of information that will be used to value loans.

Response: The Fund will determine a value for each loan it holds each time it calculates its NAV, which reflects any applicable changes to the underlying valuation data, in accordance with Valuation Procedures approved by its Board of Trustees (the “Valuation Procedures”).

Regarding the requested disclosure concerning originated loans, the Fund notes that the current “Net Asset Value” disclosure in the Prospectus states:

Domestic and foreign (non-U.S.) fixed income securities, non-exchange traded derivatives, and equity options are normally valued on the basis of quotes obtained from brokers and dealers or Pricing Services using data reflecting the earlier closing of the principal markets for those securities. Prices obtained from Pricing Services may be based on, among other things, information provided by market makers or estimates of market values obtained from yield data relating to investments or securities with similar characteristics. … When the Fund uses fair valuation to determine the value of a portfolio security or other asset for purposes of calculating its NAV, such investments will not be priced on the basis of quotes from the primary market in which they are traded, but rather may be priced by another method that the Board or persons acting at their direction believe reflects fair value. Fair valuation may require subjective determinations about the value of a security.

The Fund expects that most originated loans will be fair valued, and that (i) to the extent that the Fund acquires or originates a single individual whole loan, the unit of account for such loan will be at the individual loan level, and (ii) to the extent that the Fund acquires an interest in a pool of whole loans through an interest in a trust, securitized vehicle or similar structure, the unit of account will be at the pool level (e.g., the interest in the trust holding the pool of loans). The Fund’s current Valuation Procedures provide that private debt investments may be fair valued using inputs from market data or internally developed discounted cash flow models. However, the Fund may use other fair valuation methods to value particular loans based on the facts and circumstances and in accordance with the Valuation Procedures. The Fund does not believe that providing in the Prospectus the level of detail set forth in the Valuation Procedures would provide useful information to investors or is consistent with industry practice for fair-valued securities. Instead, investors are informed in the following valuation-related risk disclosure included in the Prospectus that fair valuation may require subjective determinations:

When market quotations or pricing service prices are not readily available or are deemed to be unreliable, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures approved by the Board. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset.

Accordingly, the Fund believes that the existing Prospectus disclosure is accurate and consistent with industry practice for fair-valued securities and the Fund declines to make any changes in response to this Comment.

Distributions (pages 137 – 138)

30.

Comment: The second sentence of the second paragraph on page 138 states that there is a possibility that the Fund may make total distributions during a taxable year that exceeds the Fund’s net investment income and net realized capital gains (i.e., a return of capital). Please tell us if the Fund may make a significant amount of return of capital distributions in its first year of operations. If so, please prominently disclose on the Prospectus cover page that the Fund expects to make return of capital distributions and that such distributions do not represent income.

Response: The Fund confirms that it does not currently expect to make significant return of capital distributions during its first year of operations.

Anti-Takeover and Other Provisions in the Declaration of Trust (pages 140 – 141)

31.

Comment: Please describe the limitations on the ability of shareholders to bring direct and derivative claims set forth in Sections 5 and 6 of the Fund’s Declaration of Trust. Please also disclose that these limitations do not apply to claims made under the federal securities laws. In addition, please disclose that the forum for adjudication of disputes is the federal or state courts of Massachusetts, as described in Section 11.1 of the Fund’s Bylaws, and the corresponding risks of such provision (e.g., that shareholders may have to bring suit in an inconvenient and unfavorable forum).

Response: In Pre-Effective Amendment No. 1, the Fund will add disclosure describing these points.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions — Other Information Regarding Investment Restrictions (pages 102 – 105)

32.

Comment: Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

Response: The SEC has previously indicated that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry” (emphasis added).4 To the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy. This approach is consistent with the Fund’s disclosures regarding the treatment of municipal bonds for purposes of the Fund’s industry concentration restrictions (i.e., the Fund discloses that “tax-exempt municipal bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities and repurchase agreements collateralized by any of the foregoing obligations are not subject to the Fund’s industry concentration policy”).

4 See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977).

PART C – OTHER INFORMATION

Item 34. Undertakings

33.	Comment: Please insert the undertaking set forth in Item 34.4 of Form N-2 or explain to us why it is not applicable.

Response: The Fund notes that the undertaking set forth in Item 34.4 of Form N-2 would be applicable only where the registrant is filing a registration statement permitted by Rule 430A under the Securities Act. The Fund respectfully submits that it does not intend to omit information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act. Instead, the Fund expects that information related to any offering of securities under the registration statement will be filed in accordance with Rule 430C under the Securities Act and the undertaking the Fund has made pursuant to Item 34.3 of Form N-2 (and deemed to be part of and included in the registration statement on the date it is first used after effectiveness).

GENERAL COMMENTS

34.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund has not presented any test the waters materials to potential investors in connection with this offering.

35.

Comment: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Fund so notes.

36.

Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund does not intend to omit information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act.

37.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund has not submitted, and does not expect to submit, any exemptive applications or no-action requests in connection with its registration statement. The Fund does intend to rely upon and comply with the terms of an existing exemptive order under the 1940 Act granted to other PIMCO-Sponsored interval funds that permits the Fund to have, among other things, a multi-class structure and distribution and shareholder servicing fees. See Investment Company Act Release No. 33262 (Oct. 2, 2018). That exemptive order as granted applied to “any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which [Pacific Investment Management Company LLC (the “Investment Manager”)] or [PIMCO Investments LLC (the “Distributor”)], or any entity controlling, controlled by, or under common control with the Investment Manager or Distributor, or any successor in interest to any such entity, acts as investment manager, adviser or principal underwriter and which operates as an interval fund pursuant to rule 23c-3 under the [1940] Act or provides periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Securities Exchange Act of 1934” and therefore applies to the Fund.

38.

Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund so notes.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7475 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Keith MacLeod

Keith MacLeod

cc: Wu-Kwan Kit, Esq.

 Timothy Bekkers, Esq.

 David C. Sullivan, Esq.

 Nathan Briggs, Esq.

 Timothy Parrington, Esq.